ARKEMA

April, 15th 2008

08002078

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : " Plan to reduce greenhouse gas emissions at the Changshu industrial site in China "

ARKEMA

The world is our inspiration

Press release
Communiqué de presse

Colombes, 15th April 2008

Plan to reduce greenhouse gas emissions at the Changshu industrial site in China

Arkema has announced a plan to reduce greenhouse gas emissions from its Forane® 22 production plant at the Changshu industrial facility in China, by incinerating HFC 23, a by-product of HCFC 22 manufacture.

The project has been registered with the Executive Board of the Clean Development Mechanism, a body of the United Nations Framework Convention on Climate Change (UNFCCC). The incinerator should become operational by mid-2008.

The annual reduction in emissions has been estimated at some 6 million tonnes CO_2 equivalent, including a quota of 3.4 million tonnes which will be eligible for certified emission reductions (CER, or carbon credits) allocated by UNFCCC, subject to verification by an independent body.

The project is part of Arkema's ongoing sustainable development effort, and will result in a reduction of over 60% in its greenhouse gas (GHGs) emissions. Once the incinerator is in service, Arkema's global GHG emissions will have been divided by six since 1990, the baseline year of the Kyoto Protocol.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 15,200 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Contacts:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END